Results of November 11, 2004 shareholder meeting
 (Unaudited)

A special meeting of shareholders of the fund was held on November 11, 2004.

At the meeting, each of the nominees for Trustees was elected, as follows:

	     			Votes		Votes
				for		withheld
Jameson A. Baxter		7,010,728	176,032
Charles B. Curtis		7,002,535	184,225
Myra R. Drucker			6,972,933	213,827
Charles E. Haldeman, Jr.	6,993,082	193,678
John A. Hill			7,010,728	176,032
Ronald J. Jackson		7,007,930	178,830
Paul L. Joskow			7,009,978	176,782
Elizabeth T. Kennan		7,004,715	182,045
John H. Mullin, III		7,010,728	176,032
Robert E. Patterson		7,010,728	176,032
George Putnam, III		7,006,413	180,347
A.J.C. Smith			7,006,413	180,347
W. Thomas Stephens		7,010,728	176,032
Richard B. Worley		6,972,796	213,964

A proposal to amend the funds fundamental investment restriction with respect to borrowing to allow the fund the investment flexibility permitted by the Investment Company Act was adjourned.*

A proposal to amend the funds fundamental investment restriction with respect to making loans to enhance the funds ability to participate in an interfund borrowing and lending program was adjourned.*

A proposal to amend the funds fundamental investment restriction with respect to diversification of investments to enhance the funds ability to invest in registered investment companies such as Putnam Prime Money Market Fund was adjourned.*

A proposal to amend to the funds Agreement and Declaration of Trust to permit the fund to satisfy redemption requests other than in cash was adjourned.*

* Since sufficient votes in favor of this proposal were not received as of November 11, 2004, the shareholder meeting with respect to this proposal has been adjourned until no later than January 10, 2005 to permit further solicitation in the Trustees discretion.

All tabulations are rounded to the nearest whole number.